Exhibit 10.6

June 13, 2008

Christopher M. Anderson

1018 Waterside Circle

Weston, FL l 33327

Dear Chris:

We are pleased to offer you the position of Senior Vice President – Finance for M.D.C. Holdings, Inc. (the “Company”). Upon the retirement of Paris G. Reece III as an officer of the Company, your title will change to Senior Vice President, Chief Financial Officer and Principal Accounting Officer. We have established your start date to be July 14, 2008 and your starting base salary to be $450,000 annually. You will also be eligible to receive an annual discretionary bonus payable in cash and restricted stock in the Company, of which the cash portion will be pro-rated based upon your date of hire, payable in January of 2009. Your annual bonus target is $550,000. Assuming the aforementioned July 14 start date and award of the bonus based on the target amount, the bonus would be $200,000 in cash and $150,000 in restricted stock. Additionally, on your start date, you will receive a stock option covering 50,000 shares of stock in the Company and also 25,000 shares in restricted stock. All restricted stock will be valued at the closing price on the day of the award and the restrictions will lapse at 25% per year over four years, beginning on the first anniversary of the date of the award. The stock option will have a life of ten years. The exercise price of the stock option will be the closing price of the stock on the date of the grant and will be exercisable as to 33-1/3% of the shares on each of the third, fourth and fifth anniversaries of the date of the grant. The restricted stock and the stock option will be awarded pursuant to, and subject to, the terms and conditions of the Company’s 2001 Equity Incentive Plan.

You will also receive a sign-on bonus in cash of $200,000, subject to withholding, to be delivered with your first paycheck. We will provide a full relocation package for you and your family as may be reasonable under the circumstances, including 1) pack and move of household goods, 2) reimbursement of the seller’s commission you pay on the sale of your existing home, 3) home purchase assistance on a home in Colorado, 4) temporary living accommodations, 5) house hunting trips for you and your family, 6) miscellaneous allowance of up to $20,000, 7) airfare and parking for trips home every other weekend, 8) duplicate housing costs if required and 9) miscellaneous items as we have previously discussed. You also will receive a $500 per month auto allowance and a $10,000 annual allowance for executive perquisites. Additionally, on your start date, you will be provided with a change in control agreement providing for payment of 1X base salary and 1X the target bonus amount; the other material terms and conditions of which will be comparable to those of Mr. Reece’s agreement dated January 26, 1998. In addition we will include in the change of control document, a severance package equal to 1X base salary and 1X target bonus if the company terminates your employment for other than cause, death or disability.

Upon completion of your paperwork and verification of your I-9 documents, you will receive your first paycheck with the next payroll processing. We are currently paid on a bi-weekly schedule and paychecks are mailed to the home address the day before pay day. Your direct supervisors will be David Mandarich and Larry Mizel. It is a Company policy that all details of any offers of employment are contingent upon a satisfactory background check.

As in the case with all of our employees, your employment status with the Company will be on an “at-will basis”. This means that both you and the Company have the right to terminate the employment relationship at any time, with or without cause or notice.

We offer a benefits package to our employees and, based on your start date, you will be eligible for most of these benefits effective November 1, 2008, assuming a July 14 start date. I have enclosed a copy of our current summary of benefits for your review. You will enroll in benefits using an online enrollment tool. Enrollment can be completed any time during your eligibility waiting period, but must be completed no later than midnight Eastern Time on October 31, 2008. Additionally we will reimburse you for the difference in COBRA medical coverage rates through your current employer and our company provided medical plan premium for the 90 day waiting period during which you are not eligible for MDC coverage.

On your first day, we will need to complete your I-9 Employment Eligibility Verification Form. Please bring the appropriate documentation as listed on the reverse side of the enclosed document entitled “Employment Eligibility Verification”. BY FEDERAL LAW, we must inspect the original documents to complete the I-9 form WITHIN 3 DAYS of your hire date.

Please confirm your acceptance of this offer by signing, dating and returning one original copy of this letter along with the First Day paperwork in the enclosed envelope provided. An extra copy has been provided for you to keep for your records.

Please do not hesitate to contact me at 303-804-7751 if you have any questions or require any additional information.

Sincerely,

/s/ Karen Gard
Karen Gard
Vice President, Human Resources
Enclosures

Accepted on this 19 day of June, 2008 by:

/s/ Christopher M. Anderson
Christopher M. Anderson